UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2009
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82          .

NEWS RELEASE Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661 2600 Toll-Free: 1-800-661-8851 www.methanex.com
For immediate release
August 28, 2009
METHANEX ENHANCES FINANCIAL STRENGTH AND FLEXIBILITY WITH NEW BANKING FACILITY
Methanex Corporation has finalized a new US$200 million revolving credit facility with a syndicate of banks. The new facility expires in May 2012 and replaces the Company’s existing revolving facility, which would have expired in mid-2010. RBC Capital Markets Inc. was the Arranger for the facility.
Ian Cameron, SVP, Finance and CFO of Methanex commented, “Consistent with our prudent approach to financial management, we are committed to maintaining a strong financial position. In the current uncertain economic environment, we believe there is value maintaining a two to three year horizon on the facility and we are pleased to have also agreed to more flexible terms that improve the accessibility of the facility.”
Mr. Cameron added, “With US$278 million of cash on hand at the end of the second quarter, this new undrawn US$200 million credit facility, and no near-term refinancing requirements, we believe we are well positioned to meet our financial commitments and continue to invest to grow the Company.”
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
This press release contains forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. More particularly and without limitation, any statements regarding the following are forward looking statements: expected capital expenditures and future sources of funding for such capital expenditures, availability of committed credit facilities and other financing, commercial viability of, or ability to execute, future projects, capacity expansions, acquisitions or dispositions, financial strength and ability to meet future financial commitments, and expected global or regional economic activity (including industrial production levels) and expected timing for recovery from the current economic recession.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this press release are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following: supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives, production rates of our facilities, success of natural gas exploration in Chile and New Zealand, receipt of third party consents or approvals, including without limitation, governmental approvals related to natural gas exploration rights and other rights and projects, operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates, completion date and cost of our methanol project in Egypt, availability of committed credit facilities, global and regional economic activity (including industrial production levels), absence of major natural disasters or global pandemics, absence of material changes in laws or regulations, and performance of contractual obligations by customers, suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation: conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses, the price of natural gas, oil and oil derivatives, the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in those regions or other regions on commercially acceptable terms, the on-time and on-budget completion of our new methanol joint venture project in Egypt, the ability to successfully carry out corporate initiatives and strategies, actions of competitors and suppliers, actions of governments and governmental authorities including implementation of policies or other measures by the Chinese government or other governments that could impact demand for methanol, changes in laws or regulations, import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations, world-wide economic conditions, and other risks described in our 2008 Management’s Discussion & Analysis and most recent Quarterly Management’s Discussion & Analysis.
In addition to the foregoing risk factors, the current global financial crisis and its impact on global economies has added additional risks and uncertainties including changes in capital markets and corresponding effects on the company’s investments, our ability to access existing or future credit and defaults by customers, suppliers or insurers.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: August 28, 2009	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary